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Exhibit 5.2

                                LETTER AGREEMENT

         This Letter Agreement is dated as of February 1, 1998 between Kid Rom, Inc. and Ultra Derma, Ltd. and Ardis Boyd.

         Whereas Kid Rom is acquiring the business of Ultra Derma for certain shares of Kid Rom and cash;

         Whereas the share price of Kid Rom's common stock may be susceptible to price fluctuations;

         Whereas, Kid Rom may be required or it may be necessary for Kid Rom to issue shares of its stock which would have the effect of reducing the value of its shares conveyed to Ardis Boyd.

         NOW THEREFORE, the parties hereto hereby agree to the following:

         Until such time as Kid Rom may complete a registered public offering of its shares, Kid Rom agrees to maintain Ardis Boyd's equity position in Kid Rom at a level no less than 51% of Kid Rom so that the number of shares which she owns divided by the number of issued and outstanding shares of Kid Rom is not lower than 51%.

         For purposes of this calculation the number of shares owned by George Balis may be included in the total number of shares owned by Ardis Boyd.

         This anti-dilution provision granted to Ardis Boyd shall supercede any provisions to the contrary which may be contained in any other agreement and is a specific condition for Ultra Derma's and Ardis Boyd's agreement to convey the Ultra Derma business to Kid Rom.

         This Letter Agreement may not be amended, modified, or altered without the prior written consent of the parties hereto.

         In witness whereof the parties have executed this Agreement as of the date above first written.

KID ROM, INC.

By:    /s/ George Balis
      -----------------------------
        Chairman

ULTRA DERMA, LTD.

By:      /s/ Ardis Boyd                         /s/ Ardis Boyd
      -----------------------------             -------------------------------
        Chairman                                Ardis Boyd